Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 20, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1117
                     MLP & Energy Funds Portfolio, Series 4
                       File Nos. 333-191831 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1117, filed on October 21, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 4 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. Please add a short description after each of the factors listed in this section to describe how the Trust is evaluating each factor.

     Response: The disclosure has been revised as requested.

Investment Summary -- Principal Risks

     2. The fifth bullet in this section states that "[t]he trust invests and certain Closed-End Funds held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies." Please provide disclosure regarding the Trust's ability to invest in small-capitalization and mid-capitalization companies in the "Principal Investment Strategies" section.

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren